Banco Itaú Holding Financeira S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 4,000,000,000 shares
Subscribed and Paid-in Capital: R$ 17,000,000,000.00 – 3,023,408,492 shares

EXTRAORDINARY GENERAL MEETING
OF NOVEMBER 28, 2008

On November 28, 2008 at 4:00 p.m., the stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. met in the auditorium of the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, 9th floor, in the city and state of São Paulo, for an Extraordinary General Meeting, convened by notices published in the newspapers, “Valor Econômico”, editions for November 13 (page C5), November 14 (page C11) and November 17, 2008 (page C11) and “Diário Oficial do Estado de São Paulo”, editions of November 13 (page 10), November 14 (page 16) and November 15, 2008 (page 16), with the following  AGENDA:

1.	canceling 10,000,000 preferred book entry shares issued by the company itself, held as treasury stock, with no reduction in the value of the capital stock;
2.	increasing the limit of the authorized capital to 6,000,000,000 shares, being 3,000,000,000 in common and 3,000,000,000 in preferred shares;
3.	merging the shares representing the capital stock of Banco Itaú S.A. in order to reinstate it as a wholly owned subsidiary of this company pursuant to Article 252 of Law 6,404/76;
4.
ratifying the appointment of the specialized companies, PricewaterhouseCoopers Auditores Independentes, BDO Trevisan Auditores Independentes and Trevisan Auditores e Consultores Ltda. and approving the reports prepared by them as basis for the merger of the shares;

5.	in view of the preceding items, altering Article 3 (caption sentence and 3.1) of the corporate bylaws, to record the new composition of the subscribed and authorized capital.

With the signatures in the appropriate register indicating the presence of stockholders representing more than two-thirds of the voting stock and, additionally with   management and the company’s Fiscal Councilor, Prof. Iran Siqueira Lima present, the Meeting was declared in session. In accordance with the statutory provisions, the presidency was assumed by Roberto Egydio Setubal, Chief Executive Officer, who invited the stockholder, Carlos Roberto Zanelato, to act as secretary, thus comprising the Meeting’s presiding officials.

Beginning the agenda, the President requested the Secretary to read the following:

“PROPOSAL OF THE BOARD OF DIRECTORS
Stockholders,

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., in continuation of the process of corporate reorganization widely announced to the Market on November 3, 2008, with respect to the ITAÚ and UNIBANCO Merger, and whereas:

•	in a meeting held on November 21, 2002, the merger of all the shares of the capital of Banco Itaú S.A. was approved, to convert it into a wholly owned subsidiary of this Banco Itaú Holding

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Financeira S.A., which now controls the companies and the various segments of financial businesses of the Itaú Conglomerate;

•
in a Meeting to be held on November 28, 2008, Banco Itaú S.A. shall issue 1,141,988,071 book entry shares, being 527,750,941 common and 614,237,130 preferred shares to be attributed to the stockholders of Itaúsa Export S.A., E. Johnston Participação e Representações S.A., Unibanco Holdings S.A. and Unibanco – União de Bancos Brasileiros S.A., in view of the ITAÚ and UNIBANCO merger process, which will unify the financial operations to form the largest private sector financial conglomerate in the Southern Hemisphere, the market capitalization of the new conglomerate endowing it with a capacity to compete on the international stage with the major world banks; and

•
the interest in which the shareholders of Unibanco Holdings S.A. and of Unibanco – União de Bancos Brasileiros S.A., which are publicly listed companies with shares trading on the São Paulo and New York stock exchanges, shall become, at the end of the corporate restructuring process, shareholders of Banco Itaú Holding Financeira S.A., which is also a publicly listed company with shares traded on the same markets, as well as the interest in which Banco Itaú Holding Financeira S.A. will be the only financial institution of the conglomerate, whose shares will be negotiated on the stock exchanges;

believes it opportune to submit for the examination of the General Meeting the following matters:

I – CANCELATION OF SHARES HELD AS TREASURY STOCK
To cancel 10,000,000 (ten million) preferred book entry shares, issued by the company itself and currently held as treasury stock, acquired by the company through buy-back programs authorized by the Board of Directors pursuant to CVM Instruction numbers 10/80, 268/97 and 390/03, with no reduction in the value of the capital stock, through the absorption of R$ 259,635,200.00 booked to the Capital Reserve (“Reserve for Premium on Subscription of Shares”).

In view of this cancellation, the subscribed capital stock of R$ 17,000,000,000.00 shall from henceforth be represented by 3,013,408,492 book entry shares with no par value, being 1,553,418,582 common and 1,459,989,910 preferred shares.

II – INCREASE IN AUTHORIZED CAPITAL
To increase the limit of the authorized capital stock to 6,000,000,000 shares, being 3,000,000,000 common and 3,000,000,000 preferred shares, in order to permit the issuance of shares, which shall be proposed in the following item.

III – MERGER OF  SHARES OF AN EXISTING COMPANY
To merge the said 1,141,988,071 book entry shares, with no par value, being 527,750,941 common and 614,237,130 preferred shares of BANCO ITAÚ S.A., thus reinstating it  as  a wholly owned subsidiary pursuant to Article 252 of Law 6,404/76, through: a) approval of the Protocol and Justification for Merger of Shares signed on this day (attached), containing the terms and conditions of the operation including the share swap ratio; b) ratification of the appointment of the specialized companies Trevisan Auditores e Consultores Ltda. and PricewaterhouseCoopers Auditores Independentes, the said specialized companies having accepted the function and anticipated the preparation of the reports on which the merger of shares shall be based. These companies so appointed have no conflict or communion of interests, current or potential, with the controlling

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stockholders of the company, or with respect to minority stockholders of the same, or relative to any other company involved or in relation to the operation itself; c) approval of the said reports that are at the disposal of the Stockholders and shall be attached to the meeting’s minutes, these reports becoming an integral part of the proposal.

IV – ALTERATIONS IN THE BYLAWS
In view of the preceding items, to alter the caption sentence and item 3.1 of Article 3 of the corporate bylaws, which shall from henceforth read as follows:

‘Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 29,000,000,000.00 (twenty-nine billion Reals), represented by 4,155,396,563 (four billion, one hundred and fifty-five million, three hundred and ninety-six thousand, five hundred and sixty-three) book entry shares, with no par value, being 2,081,169,523 (two billion, eighty-one million, one hundred and sixty-nine thousand, five hundred and twenty-three) common and 2,074,227,040 (two billion, seventy-four million, two hundred and twenty-seven thousand and forty) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be effected irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).’

Finally, it is proposed to publish the minutes of the Meeting, omitting the names of the stockholders present, as permitted in paragraph 2 of Article 130 of Law 6,404/76.

This is the proposal which we submit for the examination of Stockholders. São Paulo-SP, November 12, 2008. (signed) Carlos da Camara Pestana – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.”

When the secretary finished the reading of the “Proposal of the Board of Directors,” the President started by announcing that:

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a)
in the terms of Article 252 of Law No. 6,404/76, together with § 1 of Article 8 of the said Law,  representatives of the specialized companies BDO Trevisan Auditores Independentes, PricewaterhouseCoopers Auditores Independentes and Trevisan Auditores e Consultores Ltda.  were present, in order to clarify any doubts concerning the reports on which the mergers of shares are to be based;

b)
the Fiscal Council, represented in the Meeting by Prof. Iran Siqueira Lima, had issued a favorable opinion concerning the proposal to modify the capital stock, as provided for by Article 163, III, of Law No. 6,404/76;

c)
the stockholders of Banco Itaú S.A., in Extraordinary General Meetings held on this date, approved: (i) the merger of the shares of Itaúsa Export S.A., E.Johnston Representação e Participações S.A., Unibanco Holdings S.A. and Unibanco – União de Bancos Brasileiros S.A.; and (ii) the ensuing merger of 1,141,988,071 shares of its capital stock into Banco Itaú Holding Financeira S.A., reinstating it as a wholly-owned subsidiary, in accordance with copies of the minutes, provided by the legal representatives of the company present at this Meeting.

Following the above clarifications, the “Proposal of the Board of Directors” was opened for discussion and voting, receiving total approval of the Meeting (with the sole exception of stockholder Elizabeth Cruz de Oliveira who abstained in the voting on item 1 and voted against the remaining items of the Proposal), in particular:

a)
the ratification of the specialized companies BDO Trevisan Auditores Independentes, PricewaterhouseCoopers Auditores Independentes and Trevisan Auditores e Consultores Ltda., responsible for preparing the reports on which the merger of shares is based and, subsequently, the approval of the reports themselves, already known to all present;

b)	the Protocol and Justification for Merger of shares of Banco Itaú S.A. into Banco Itaú Holding Financeira S.A.

At this point the legal representative of stockholder Philomeno Imóveis e Participações S.A. presented a Declaration of Protest by Non-controlling Stockholders, which was received by the Presiding Officials.

Next, the President made it known that the shares being issued were hereby (i) fully subscribed by members of the management of BANCO ITAÚ S.A. (the shares of which having already been merged), representing stockholders in the company, who now become stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A.; and (ii) paid in by means of attributing 1,141,988,071 shares issued by BANCO ITAÚ S.A to  BANCO ITAÚ HOLDING FINANCEIRA S.A., in the form of a Subscription List, which, once signed and notarized by the Presiding Officials, will remain on file at the Company’s registered offices.

As a result of the shares hereby issued being fully subscribed and paid in, the Meeting unanimously decided to register:

a)	the effective merger of 1,141,988,071 shares representing the capital stock of BANCO ITAÚ S.A. into BANCO ITAÚ HOLDING FINANCEIRA S.A.;

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b)
the consequent: (i) increase in the capital stock of BANCO ITAÚ HOLDING FINANCEIRA S.A. to R$ 29,000,000,000.00, represented by 4,155,396,563 book entry shares, with no par value, being 2,081,169,523 common shares and 2,074,227,040 preferred shares; and (ii) an amendment to the wording of the caption sentence and Article 3 of the corporate bylaws, in the terms established in the Board of Directors’ Proposal transcribed above;

c)	that the shares hereby issued will be eligible to receive all the benefits that may be declared by BANCO ITAÚ HOLDING FINANCEIRA S.A. as from and including this day.

Closing the agenda, the President emphasized that the substitution of the ticker symbols under which the shares are traded will be effected at a future date to be announced in due course by the respective companies.  Until then, the shares of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. and UNIBANCO HOLDINGS S.A. will continue to be traded on the BOVESPA under their current symbols (UBBR3, UBBR4, UBHD3, UBHD6 and UBBR11) and on the New York Stock Exchange in the form of GDSs (UBB).

With no further items on the agenda and as no one present desired to make any further statement, the President thanked all for their presence, declaring the Meeting concluded and requesting the drafting of these minutes. These having been read and approved were signed by all the stockholders present. São Paulo-SP, November 28, 2008 (signed) Roberto Egydio Setubal – President; Carlos Roberto Zanelato – Secretary; Stockholders: …

ALFREDO EGYDIO SETUBAL
Investor Relations Officer